

August 17, 2021

Tan Tran
Chief Executive Officer
Vemanti Group, Inc.
7545 Irvine Center Dr., Ste 200
Irvine, CA 92618

      Re: Vemanti Group, Inc.
          Amendment No. 5 to Registration Statement on Form 10-12G
          Filed July 30, 2021
          File No. 000-56266

Dear Mr. Tran:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 16, 2021 letter.

Registration Statement on Form 10

Our Growth Strategies, page 6

1.   We note your response to prior comment 1. Please revise to provide a discussion of what other assets may be used to back the "fully reserved" stablecoin by expanding on the disclosure that the stablecoin will be "at least fractionally backed by the US Dollar on a 1:1 basis." For example, clarify whether assets backing the USD-pegged stablecoin will consist of fiat currency only, or if it may include illiquid assets or securities and the risks associated with a reserve holding those types of assets.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joyce Sweeney, Senior Staff Accountant, at (202) 551-3449 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Cassi Olson